Mail Stop 4561

August 23, 2005

By U.S. Mail and facsimile to (423)623-6020

Mr. Christopher Triplett
Chief Financial Officer
United Tennessee Bankshares, Inc.
344 West Broadway
Newport, TN 37821-0249

> **Re: United Tennessee Bankshares, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed August 8, 2005**
> **File No. 05-53331**
> **Amendment No. 1 to Preliminary Schedule 14A**
> **Filed August 8, 2005**
> **File No. 000-23551**

Dear Mr. Triplett:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have removed the references to "State of Franklin" in your Schedule 13E-3 but you have not eliminated these references in your Preliminary Schedule 14A (see page 33) and have also added text that contains this reference (see page 45). Therefore, we reissue comment 1.

Preliminary Schedule 14A

Summary Term Sheet Regarding the Going Private Merger

Background of the Going Private Merger Proposal, page 12

2.   You disclose on page 13 that United Tennessee has not solicited any third party
        bids or firm offers. Please reconcile this disclosure with your disclosure on page
        15 that the board decided to pursue another transaction in January of 2005, or
        advise.

3.   We note your response to prior comment 20. We further note that the board
        rejected the March 2004 offer because it determined that "the proper course for
        United Tennessee is to continue to operate as an independent community bank
        and work to improve the business of United Tennessee so that it can achieve its
        potential as a competitive community bank in its market area." Based on the
        board's rationale to reject the March 2004 offer, it remains unclear why the board
        determined to pursue a potential acquisition when it was also considering taking
        the company private. For example, did the board consider an acquisition to be
        more favorable than taking the company private? Did the board still contemplate
        taking United Tennessee private if the acquisition was successful? Please expand
        on your brief statement that the board believed an acquisition would enable
        United Tennessee to "expand its market base" as the reason for pursuing the
        acquisition.

4.   Please clarify whether $22.00 per share unsolicited offer price was the aggregate
        value of the cash and stock or whether security holders would have received
        $22.00 in cash and additional stock.

5.   Please advise whether the board sought the services of a financial advisor to
        evaluate the unsolicited offer in March 2004. In this regard, explain who
        evaluated the offer.

6.   Please clarify whether the board considered the unsolicited offer in March 2004 in
        its fairness determination of this transaction. See Instruction 2(viii) to Item 1014
        if Regulation M-A. If not, please disclose why the board determined it was not
        relevant and the board did not consider the offer in its analysis.

7.   We refer you to the disclosure regarding your board meetings in November of 2004 and in January 2005 and the reports that were received by the board at those times. Please revise to disclose a materially complete summary of the Triangle reports dated November 4, 2004 and January 15, 2005. See Item 1015(b)(6) of Regulation M-A. For example, but without limitation, your disclosure should include a summary of the alternatives considered, including the consideration of a Subchapter S conversion and an acquisition strategy, and the conclusions of Triangle.

8.   We refer you to the discussion of Triangle's presentation regarding the anticipated financial impact of the Going Private Merger, including potential share exchange ratios. Please revise to disclose a summary of the pro forma analysis conducted by Triangle as presented in its report of April 12, 2005.

9.   On page 16, you disclose that the range of $19.00 to $23.00 is subject to "certain qualifications and limitations." Please disclose the referenced "qualifications and limitations."

Effects of the Going Private Merger, page 19

10.   We refer you to the effects of this transaction to United Tennessee's unaffiliated security holders that will be cashed-out on page 19 and 20. Please revise to also discuss that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by the board and that security holders will not have a right as a result of this transaction to liquidate their shares at a time and for a price of their choosing. Also, revise to expand your discussion regarding the detriments to unaffiliated security holders that will remain security holders to disclose that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers will no longer be required to certify the accuracy of its financial statements, if true.

11.   In your response to comment 27, you state that you have revised the hypothetical scenario to include the omitted language. However, this language still appears to be missing. Please revisit our former comment 27.

Recommendation of the Board of Directors; Fairness of the Going Private Merger
Proposal, page 21

12.   We refer you to prior comment 29. Please advise why United Tennessee cannot
        quantify the decrease in expenses associated with a high number of security
        holders holding small positions in its common stock. In this regard, how did the
        board consider the decrease in expenses associated with the high number of
        security holders holding small positions in your common stock if it was not
        quantifiable?

13.   We refer you to prior comment 32. We note that the board considered Triangle's
        report in determining that the consideration offered to unaffiliated security holders
        United Tennessee's current and historical trading prices. We also note on page 24
        that "the Board believes that the transaction is substantively and procedurally fair
        to unaffiliated security holders" and that "the transaction is fair to the
        shareholders who will continue to be United Tennessee security holders after the
        Merger." It does not appear that you specify whether the fairness determination
        of the board applies to *unaffiliated* security holders that will be cashed out and
        unaffiliated security holders that will continue to be security holders. We remind
        you that where a transaction will affect different subsets of unaffiliated
        shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for
        each. Expand to address why each filing person believes this transaction is fair to
        those unaffiliated shareholders who will be cashed out as well, as well as those
        who will remain as security holders of United Tennessee.   Also, you should
        revise your "Summary Term Sheet Regarding the Going Private Merger" to
        disclose each filing persons determination as to fairness of the unaffiliated
        security holders that will be cashed out and those that will remain security
        holders.

Determination of Fairness of Merger…, page 25

14.   In your response to comment 6, you have added disclosure about the officers and
        directors. Please disclose that they are "affiliates" as well as "filing persons" for
        purposes of this transaction.

Opinion of Financial Advisor, page 28

15.   We note your supplemental response to prior comment 39. Please disclose that
        there has been no material relationship between United Tennessee and Triangle
        within the last two years.

Mr. Christopher Triplett
United Tennessee Bankshares, Inc.
August 23, 2005
Page 5

16.   Please continue to revise your disclosure to include all financial projections and forecasts given to Triangle and used to formulate its opinion. For example, but without limitation, you should disclose the projections that United Tennessee provided to Triangle that are presented in the report of April 12, 2005.

17.   We note that you added a corresponding table for United Tennessee's data in response to our comment 41. However, you did not include data in this table. Please revise with appropriate data or advise.

18.   On page 31, we note that you disclose that the opinion is directed to all shareholders, including those receiving cash and those remaining shareholders. However, the opinion states that the Conversion Price is fair to the holders of United Tennessee. In light of the fact that your disclosure suggests that Triangle specifically made a fairness determination regarding the unaffiliated security holders, please revise.

19.   Please revise the disclosure for each methodology to more clearly explain how the range of fair consideration to be paid in connection with the transaction was determined from the statistics presented. For example, in the going private merger premium analysis, how did Triangle determine a range of $19.50 to $23.00 as a result of median premium paid in the 19 referenced transactions? Also, you should explain the meaning of each calculation in each analysis and what they are intended to show.

20.   We refer you to prior comment 45. It remains unclear how Triangle ultimately derived the recommended range from the various methodologies. Please expand your disclosure.

Material U.S. Federal Income Tax Consequences of the Going Private Merger, page 32

21.   Please revise to specifically disclose that the discussion in this section provides a summary of the opinion of counsel filed as Exhibit (e)(1) to your Schedule 13E-3. In this regard, eliminate the statement that security holders "may wish to read an opinion of counsel regarding the federal income tax consequences of the Going Private Transaction," as this language suggests that this section is not a summary of the tax opinion. Also, revise to more accurately summarize the opinion of counsel. For example, this section should accurately summarize subsection (e)(3) of Schedule 13E-3.

22.   We note from the disclosure that "it is intended that neither United Tennessee nor Merger Corp. will recognize gain or loss for federal income tax purposes." To the extent possible, revise this section to unequivocally state and summarize the federal tax consequences of the transaction as set forth in the tax opinion.

23.   Please eliminate the disclaimer on page 33 that security holders are *encouraged* to consult their own tax advisor as to particular federal tax consequences. While you may recommend that investors consult their own tax advisors with respect to their particular federal tax consequences that may vary on an individual basis, you may not disclose that they are "encouraged" to do so.

Conduct of United Tennessee's Business after the Going Private Merger, page 35

24.   Please clarify which reporting obligations will continue until 90 days after the filing of a Form 15 and which reporting obligations will cease immediately. In this regard, revise to clearly disclose that Tennessee will not be relieved of its obligation to comply with the proxy rules and its officer, directors and security holders will not be relieved from its obligations under Section 16 for 90 days.

PROPOSAL 2 – Election of Directors

General, page 46

25.   In your footnote on page 46, you state that Mr. Inman "is" currently a member of the board instead of "is not" currently a member of the board. Please revise or advise.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

· the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: Linda Crouch
        Baker Donelson Bearman, Caldwell & Berkowitz, PC
        207 Mockingbird Lane
        PO BOX 3038 CRS
        Johnson City, TN 37602